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                              July 19, 2023

       Trevor Newton
       Chief Executive Officer
       PATRIOT GOLD CORP
       401 Ryland St. Suite 180
       Reno, Nevada, 89502

                                                        Re: PATRIOT GOLD CORP
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2022
                                                            Filed March 21,
2023
                                                            File No. 000-32919

       Dear Trevor Newton:

              We have reviewed your July 3, 2023 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

              After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       June 22, 2023 letter.

       Form 10-K for the Fiscal Year Ended December 31, 2022

       Item 2. Description of Properties, page 8

   1. We note your response to comment 1 and that you have an interest in 4 properties including the Moss
Mine, the Bruner Project, the Vernal Project, and the Windy Peak
                                                        Project. The summary
disclosures should encompass all of your properties, including both material and
non-material properties, and should appear in advance of and incremental to the individual property
disclosures. Please revise this section of your filing to include the required information
under Item 1303 (b) of Regulation S-K for all properties, including a map of all properties.

                                                        In your response,
please provide a draft of your proposed revisions or amend your filing with the changes
identified in the current and prior comment letter.
 Trevor Newton
PATRIOT GOLD CORP
July 19, 2023
Page 2
2. We note that you have identified the Moss Mine royalty as your only material property and it appears you are relying on the royalty exception found under Item 1304(a)(2) with respect to certain technical information. In a separate section identified as individual property disclosure, please address all the requirements found under Item 1304(a)(2) and include the disclosure required under Item 1304(b) in which you are able to reasonably obtain, such as:

            the location of the property, that is accurate to within one mile, using an easily recognizable coordinate system,
            an appropriate map,
            a brief description of the mine and infrastructure, a brief description of your interest in the property, the present condition of the property, the total cost or book value of the property, and other property information required under this section that can be reasonably
          obtained.

      In your response please provide a draft of your proposed revisions, or amend your filing with the changes identified in the current and prior comment letter.
       You may contact John Coleman at 202-551-3610 or Craig Arakawa at 202-551-3650 if
you have questions regarding comments.



                                                             Sincerely,
FirstName LastNameTrevor Newton
                                                             Division of
Corporation Finance
Comapany NamePATRIOT GOLD CORP
                                                             Office of Energy &
Transportation
July 19, 2023 Page 2
cc:       Kathy Rasler
FirstName LastName